QuickLinks -- Click here to rapidly navigate through this document

CERTIFICATE OF AMENDMENT
TO THE RESTATED CERTIFICATE OF INCORPORATION
OF
FOCAL COMMUNICATIONS CORPORATION
A DELAWARE CORPORATION

        Focal Communications Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

        FIRST: That, at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment to the certificate of incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of stockholders of said Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

          RESOLVED, that Article FOURTH of the Corporation's Restated Certificate of Incorporation shall be amended, subject to stockholder approval, to add the following paragraphs to Section 3 of Article Fourth:

          At the Split Effective Time (as defined below), the Corporation shall effect a one-for-thirty-five reverse stock split pursuant to which every thirty-five shares of the Corporation's Common Stock issued and outstanding or held in treasury will be automatically converted into one new share of Common Stock (the "Reverse Stock Split"). The Reverse Stock Split shall be effective at 9:00 a.m. on March 11, 2002 (the "Split Effective Time"). The Corporation shall not issue fractional shares to the stockholders entitled to a fractional interest in a share of such Common Stock issued pursuant to the reverse stock split but the Corporation shall appoint an agent who shall aggregate all such fractional shares and sell them in an orderly manner after the Split Effective Time and, after completion of such sales, distribute a pro rata portion of the net proceeds from such sales to each stockholder who would otherwise receive a fractional share.

          At the Split Effective Time, each certificate representing existing shares of Common Stock will automatically be deemed for all purposes to evidence ownership of the appropriate reduced number of new shares of Common Stock without any action by the stockholder thereof. As soon as practicable after the Split Effective Time, the Corporation or its agent shall notify the stockholders and request the surrender of their certificates for their existing shares with instructions as to how to receive new certificates and cash, if any, in lieu of fractional shares.

        SECOND: That thereafter, pursuant to a resolution of the Corporation's Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

        THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

        FOURTH: That said amendment and the Reverse Stock Split shall be effective as of 9:00 a.m. on March 11, 2002.

        IN WITNESS THEREOF, Focal Communications Corporation has caused this certificate to be signed by Robert C. Taylor, Jr., its Chairman and Chief Executive Officer, and attested by Lewis Shender, its Acting Secretary, this 1st day of March, 2002.

FOCAL COMMUNICATIONS CORPORATION
By:	Robert C. Taylor, Jr. Chairman and Chief Executive Officer

Attest:

By:	Lewis Shender Acting Secretary

D-2

QuickLinks

CERTIFICATE OF AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF FOCAL COMMUNICATIONS CORPORATION A DELAWARE CORPORATION